UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           For the month of July, 2006

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of listed company

SPIRENT COMMUNICATIONS PLC

2. Name of shareholder with a major interest

SUN LIFE ASSURANCE COMPANY OF CANADA (UK) LIMITED

3. Please state whether notification indicates that regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

ROY Nominees                                                         21,832,301
ROY Nominees                                                          2,429,640
                                                                   ____________
TOTAL                                                                24,261,941


5. Number of shares / amount of stock acquired

-

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-

7. Number of shares / amount of stock disposed

NOT KNOWN

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

NOT KNOWN

9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH

10. Date of transaction

NOT NOTIFIED

11. Date company informed

20 JULY 2006

12. Total holding following this notification

24,261,941

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

2.58%

14. Any additional information

SHAREHOLDER NO LONGER HAS A REPORTABLE HOLDING IN THE COMPANY. SHAREHOLDER PREVIOUSLY REPORTED THAT IT HAD A HOLDING OF 29,765,267 SHARES (3.08%) IN THE COMPANY ON 20 JANUARY 2006

15. Name of contact and telephone number for queries

MICHAEL ANSCOMBE - 01293 767672

16. Name and signature of duly authorised company official of the listed company responsible for making this notification

MICHAEL ANSCOMBE - DEPUTY COMPANY SECRETARY

Date of notification

21 JULY 2006





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date 21 July 2006                          By   ____/s/ Luke Thomas____

                                                    (Signature)*